Filed Pursuant to Rule 424(b)(3)
Registration No. 333-214130

RODIN GLOBAL PROPERTY TRUST, INC.

SUPPLEMENT NO. 1 DATED MAY 8, 2018

TO THE PROSPECTUS DATED APRIL 23, 2019

This Supplement No. 1 supplements, and should be read in conjunction with, our prospectus dated April 23, 2019. Defined terms used in this Supplement shall have the meaning given to them in the prospectus unless the context otherwise requires. The purpose of this Supplement No. 1 is to disclose:

•	the status of our initial public offering; and

•	information regarding our borrowings.

Status of Our Initial Public Offering

We commenced our initial public offering of $1.25 billion in shares of common stock on March 23, 2017, of which up to $1.0 billion in Class A Shares, Class T Shares and Class I Shares are being offered pursuant to our primary offering and up to $250 million in shares are being offered pursuant to our distribution reinvestment plan. We refer to our primary offering and our distribution reinvestment plan collectively as our offering. On May 18, 2017, we satisfied the minimum offering requirement as a result of the purchase of $2.0 million of Class I Shares by our sponsor and we commenced operations.

As of May 6, 2019, we had issued 4,250,806 shares of our common stock (consisting of 2,524,376 Class A Shares, 1,109,141 Class T Shares and 617,289 Class I Shares) in our offering for gross proceeds of approximately $109 million. As of May 7, 2019, $1.14 billion of shares remained available for sale pursuant to our offering. Our primary offering is expected to terminate on March 23, 2020, unless extended by our board of directors as permitted under applicable law and regulations.

Information Regarding our Borrowings

1.    The following disclosure hereby replaces in its entirety the disclosure in the section of the prospectus titled “Description of Our Investments—Our Borrowings—UBS Loans” beginning on page 142”:

UBS Loans

GR Property

On July 11, 2017, in connection with the purchase of the GR Property, a wholly-owned subsidiary of our operating partnership entered into a loan agreement (the “GR Loan”), with UBS AG with an outstanding principal amount of $4,500,000. The GR Loan provides for monthly interest payments and bears interest at an initial fixed rate of 4.1064% per annum. The GR Loan matures on June 30, 2032 and may be prepaid (a) subject to customary yield maintenance provisions on or after August 6, 2018 and (b) without penalty on or after April 6, 2027; provided that in each case the GR Loan may be prepaid in whole, but not in part. The anticipated repayment date of the GR Loan is July 6, 2027 (the “GR Anticipated Repayment Date”). Commencing on January 6, 2027, excess cash flow generated by the GR Property will be held as additional security for the GR Loan. To the extent the GR Loan has not been repaid by the GR Anticipated Repayment Date, excess cash flow from the GR Property will be applied to the repayment of the outstanding principal and the GR Loan will bear interest at an increased rate of three percent per annum plus the greater of (a) 4.1064% and (b) the ten year swap yield as of the first business day after the GR Anticipated Repayment Date. The GR Loan contains customary events of default. As is customary in such financings, if an event of default occurs under the GR Loan, the lender may accelerate the repayment of the outstanding principal amount and exercise other remedies subject, in certain instances, to the expiration of an applicable cure period. CF Real Estate Holdings, LLC, or the Guarantor, an affiliate of our sponsor, guaranteed (x) any losses that the lender may incur as a result of the occurrence of certain bad acts of the borrower and (y) the repayment of the GR Loan upon the occurrence of certain other significant events, including bankruptcy. Additionally, the Guarantor agreed to indemnify the lender against certain environmental liabilities.

On April 30, 2019, in connection with the GR Loan, we entered into a Consent and Assumption Agreement, or the Consent and Assumption Agreement, with 3596 Alpine Ave, LLC, the Guarantor and Wells Fargo Bank, National Association, as trustee for the benefit of the registered holders of UBS Commercial Mortgage Trust 2017-C2, Commercial Mortgage Pass-through Certificates, Series 2017-C2, pursuant to which we replaced the Guarantor as guarantor of the GR Loan and assumed all of the liabilities and obligations of the Guarantor as of July 11, 2017. In addition, pursuant to the Consent and Assumption Agreement, we have guaranteed (x) any losses that the lender may incur as a result of the occurrence of certain bad acts of the borrower and (y) the repayment of the GR Loan upon the occurrence of certain other significant events, including bankruptcy. Pursuant to the Consent and Assumption Agreement, we also have agreed to indemnify the lender against certain environmental liabilities related to the GR Property.

Reimbursement Agreement

On April 30, 2019, we entered into a Reimbursement Agreement with the Guarantor, an affiliate of our sponsor, pursuant to which we have agreed to reimburse, promptly upon demand, all costs and expenses of the Guarantor incurred in connection with guaranteeing the GR Loan and an environmental indemnity related to the GR Loan provided by the Guarantor (the “Costs and Expenses”), not otherwise recovered by the Guarantor from another person or entity. The Guarantor will not be required to recover the Costs and Expenses from any other third party and to the extent the Guarantor does receive any reimbursement of Costs and Expenses from a third party after we have reimbursed the Guarantor for such Costs and Expenses, the Guarantor has agreed to return to us an amount equal to the Costs and Expenses received from a third party. As of April 30, 2019, there have been no Costs and Expenses incurred by the Guarantor.

Daimler Property

On February 1, 2018, in connection with the purchase of the Daimler Property, the SPE entered into a loan agreement, or the Daimler Loan, with UBS AG with an outstanding principal amount of $21,000,000. The Daimler Loan provides for monthly interest payments and bears interest at an initial fixed rate of 4.4329% per annum. The Daimler Loan matures on December 31, 2028 and may be prepaid (a) subject to customary yield maintenance provisions on or after February 6, 2020 and (b) without penalty on or after August 6, 2027; provided that in each case the Daimler Loan may be prepaid in whole, but not in part. The anticipated repayment date of the Daimler Loan is February 6, 2028, or the Daimler Loan Anticipated Repayment Date. Commencing on August 6, 2027, excess cash flow generated by the Daimler Property will be held as additional security for the Daimler Loan. To the extent the Daimler Loan has not been repaid by the Daimler Loan Anticipated Repayment Date, excess cash flow from the Daimler Property will be applied to the repayment of the outstanding principal and the Daimler Loan will bear interest at an increased rate of three percent per annum plus the greater of (a) 4.4329% and (b) the ten year swap yield as of the first business day after the Daimler Loan Anticipated Repayment Date. The Daimler Loan contains customary events of default. As is customary in such financings, if an event of default occurs under the Daimler Loan, the lender may accelerate the repayment of the outstanding principal amount and exercise other remedies subject, in certain instances, to the expiration of an applicable cure period. The Guarantor guaranteed (x) any losses that the lender may incur as a result of the occurrence of certain bad acts of the borrower and (y) the repayment of the Daimler Loan upon the occurrence of certain other significant events, including bankruptcy. Additionally, the Guarantor agreed to indemnify the lender against certain environmental liabilities. With our purchase of additional interests in the Daimler Property SPE from a subsidiary owned by CFI totaling $969,921 on August 9, 2018, our operating partnership exceeded 95% ownership of the Daimler Property SPE, and therefore, we have replaced the Guarantor of the Daimler Loan with respect to the guarantee end environmental indemnity as of August 9, 2018, and our operating partnership has become the managing member of the Daimler Property SPE. Based on our consolidation analysis, which was performed in accordance with ASC 810, management has determined that we are the primary beneficiary of the Daimler Property SPE. Accordingly, effective as of August 9, 2018, we have consolidated the Daimler Property SPE, and have no longer accounted for its investment in the Daimler Property SPE under the equity method of accounting.

2.    The following disclosure hereby replaces in its entirety the disclosure in the section of the prospectus titled “Description of Our Investments—Our Borrowings—CCRE Loan” beginning on page 143:

CCRE Loan

On July 31, 2018, in connection with the purchase of the ADS Property, the SPE entered into a loan agreement, or the ADS Loan, with CCRE with an outstanding principal amount of $26,550,000. The ADS Loan provides for monthly interest payments and bears interest at an initial fixed rate of 4.9425% per annum. The ADS Loan matures on September 12, 2032 and may be prepaid (a) subject to customary prepayment provisions on or after August 6, 2020 and (b) without penalty on or after June 6, 2028; provided that in each case the ADS Loan may be prepaid in whole, but not in part. The anticipated repayment date of the ADS Loan is August 6, 2028, or the Anticipated Repayment Date. To the extent the ADS Loan has not been repaid by the Anticipated Repayment Date, excess cash flow from the ADS Property will be held as additional security and applied to the repayment of the outstanding principal and the ADS Loan will bear interest at an increased rate of 2.50% per annum plus the greater of (a) 4.9425% and (b) the ten year swap yield as of the first business day after the Anticipated Repayment Date. The ADS Loan contains customary events of default. As is customary in such financings, if an event of default occurs under the ADS Loan, the lender may accelerate the repayment of the outstanding principal amount and exercise other remedies subject, in certain instances, to the expiration of an applicable cure period. The Guarantor, an affiliate of our sponsor, guaranteed (x) any losses that the lender may incur as a result of the occurrence of certain bad acts of the borrower and (y) the repayment of the ADS Loan upon the occurrence of certain other significant events, including bankruptcy. The Guarantor also agreed to indemnify the lender against certain environmental liabilities. The limited liability company agreement of the SPE provided that in the event operating partnership acquires at least 99% of the membership interests of the SPE, we would replace the Guarantor with respect to the guarantee and the environmental indemnification and our operating partnership would become the managing member of the Sole Member.

We currently own 100% of the membership interests of the SPE. As a result of such ownership interest and pursuant to the terms of the limited liability company agreement of the SPE, on April 30, 2019, we entered into a Guaranty Agreement in favor of Wells Fargo Bank, National Association, as trustee for the registered holders of Morgan Stanley Capital I Trust 2018-L1, Commercial Mortgage Pass-through Certificates, Series 2018-L1, or the Indemnitee, pursuant to which we have agreed to replace the Guarantor as guarantor of the ADS Loan, and to assume all of the liabilities and obligations of the Guarantor as of April 30, 2019. In addition, on April 30, 2019, we entered into an Environmental Indemnity Agreement with the Indemnitee, pursuant to which we have agreed, effective as of April 30, 2019, to (i) replace the Guarantor and (ii) indemnify the Indemnitee against certain environmental liabilities related to the ADS Property.

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